Exhibit 21

Material Subsidiaries of Scripps Networks Interactive, Inc.

Name of Subsidiary	Jurisdiction of Organization
Scripps Networks, LLC	Delaware
Television Food Network, G.P. (69% owned)	Delaware
TCM Sub, LLC (65% owned)	Delaware
Travel Channel, LLC (65% owned)	Delaware
Scripps Networks International Limited (Travel Channel International)	England and Wales
Scripps Networks Interactive (Asia) Private Limited (Asian Food Channel)	Singapore